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                                                                  EXHIBIT (a)(3)

PERSONAL AND CONFIDENTIAL

May 16, 1998

Board of Directors
Mercantile Stores Company, Inc.
9450 Seward Road
Fairfield, OH 45014

Gentlemen:

    You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value
$.14 2/3 per share (the "Shares"), other than Parent (as defined below) or Purchaser (as defined below) of Mercantile Stores Company, Inc. (the "Company") of the $80.00 per Share in cash to be received by such holders in the Tender Offer and Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of May 16, 1998, among Dillard's, Inc. ("Parent"), MSC Acquisitions, Inc., a wholly owned subsidiary of Parent ("Purchaser"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Purchaser will pay $80.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Purchaser will be merged into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Parent, Purchaser or their subsidiaries) will be converted into the right to receive $80.00 in cash.

    Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Parent from time to time and may provide investment banking services to Parent in the future. Goldman, Sachs, & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

    In connection with this opinion, we have reviewed, among other things, the Agreement; the Merger Agreement, dated as of May 16, 1998, among Parent, MMC Acquisition, Inc., a wholly owned subsidiary of Parent and Minot Mercantile Corporation (which owns approximately 28.5% of the Shares); the Merger Agreement, dated as of May 16, 1998, among Parent, WMI Acquisition, Inc., a wholly owned subsidiary of Parent and Woodbank Mills, Inc. (which owns approximately 49.6% of the outstanding common stock of Minot Mercantile Corporation, and 0.1% of the Shares); Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 31, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by Company management. We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the department store industry specifically and in other industries generally, and performed such other studies and analyses as we considered appropriate.

    We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.
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Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether any holder of Shares should tender such Shares in the Tender Offer or as to how any holder of Shares should vote with respect to the Merger.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $80.00 per Share in cash to be received by the holders of Shares, other than Parent or Purchaser, in the Tender Offer and Merger is fair from a financial point of view to such holders.

Very truly yours,
GOLDMAN, SACHS & CO.